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                    Form of Letter to Stockholders Who Have
                 Requested Information Regarding the Offer by

                        THE SOUTHERN AFRICA FUND, INC.

          To Purchase for Cash 240,284 of Its Issued and Outstanding
                      Shares at Net Asset Value Per Share

Dear Stockholder:
  Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated April 25, 2000 of The Southern Africa Fund, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 240,284 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on May 23, 2000, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2000 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON MAY 22, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond May 22, 2000, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.
  Neither the Fund nor its Board of Directors nor Alliance Capital Management L.P. (the Fund's investment manager) or Gensec Asset Management (Pty) Ltd. (the Fund's sub-advisor) is making any recommendation to any holder of Shares as to whether to tender Shares. Each Stockholder is urged to consult the Stockholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.
  Your attention is called to the following:
    1. Unless extended, the Offer expires at 12:00 Midnight Eastern Time on May 22, 2000 and withdrawal rights expire at 5:00 P.M. Eastern Time on May 24, 2000.
    2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.
    3. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of
  Section 318.
    4. If more than 240,284 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares.
    5. Each tendering Stockholder is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. (the "Depositary") as a processing fee to help defray the cost associated with effecting the Offer. A broker, dealer, commercial bank, trust company or other nominee may also charge a fee for processing transactions on behalf of a Stockholder. Tendering Stockholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.
  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
  Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Depositary at the number indicated in the Offer to Purchase.

                                       Very truly yours,

                                       The Southern Africa Fund, Inc.